SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 3)*

AveXis, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05366U100

(CUSIP Number)

David Clark

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05366U100	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 685,040 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 685,040 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,040 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.15%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 413,611 shares held by Deerfield Special Situations Fund, L.P., 119,429 shares held by Deerfield Partners, L.P. and 152,000 shares held by Deerfield International Master Fund, L.P.

 SCHEDULE 13D

CUSIP No. 05366U100	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 413,611
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 413,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.30%
14	TYPE OF REPORTING PERSON PN

 SCHEDULE 13D

CUSIP No. 05366U100	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 119,429
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 119,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.37%
14	TYPE OF REPORTING PERSON PN

 SCHEDULE 13D

CUSIP No. 05366U100	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield International Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 152,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 152,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 05366U100	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,623,089
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,623,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 05366U100	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,324,060 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,324,060 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,060 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.28%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 413,611 shares held by Deerfield Special Situations Fund, L.P., 119,429 shares held by Deerfield Partners, L.P., 1,623,089 shares held by Deerfield Private Design Fund III, L.P., 152,000 shares held by Deerfield International Master Fund, L.P. and 15,931 shares of Common Stock underlying options held by Jonathan Leff, a partner in Deerfield Management Company, L.P. and a former director of the Issuer.

SCHEDULE 13D

CUSIP No. 05366U100	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,623,089 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,623,089 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,089 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 1,623,089 shares held by Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 05366U100	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,324,060 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,324,060 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,060 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.28%
14	TYPE OF REPORTING PERSON IN

(4) Comprised of 413,611 shares held by Deerfield Special Situations Fund, L.P., 119,429 shares held by Deerfield Partners, L.P., 1,623,089 shares held by Deerfield Private Design Fund III, L.P., 152,000 shares held by Deerfield International Master Fund, L.P. and 15,931 shares of Common Stock underlying options held by Jonathan Leff, a partner in Deerfield Management Company, L.P. and a former director of the Issuer.

CUSIP No. 05366U100	13D/A	Page 10 of 15 Pages

This Amendment No. 3 (this “Amendment”) to Schedule 13D amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (v) Deerfield Partners, L.P. (“Deerfield Partners”), (vi) Deerfield International Master Fund, L.P. (“Deerfield International Master Fund”), (vii) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Management, Deerfield Private Design Fund III, Deerfield Partners, Deerfield International Master Fund and Deerfield Mgmt III, the “Reporting Persons”), with respect to the securities of AveXis, Inc. (the “Company”), on February 19, 2016, as amended by Amendment Nos. 1 and 2 to the Schedule 13D filed on February 2, 2017 and May 31, 2017. Deerfield Special Situations Fund, Deerfield Private Design Fund III, Deerfield Partners and Deerfield International Master Fund are collectively referred to herein as the “Funds.”

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.        Identity and Background.

Item 2(e) of the Schedule 13D is hereby amended by adding the following:

On August 21, 2017, Deerfield Management voluntarily agreed to settle an SEC administrative proceeding relating to alleged violations of Section 204A of the Investment Advisers Act of 1940 (the “Advisers Act”), without admitting or denying the SEC’s allegations, pursuant to an order under Section 203(e) and 203(k) of the Advisers Act (the “Order”).  The Order resolved the SEC’s allegations that Deerfield Management, from 2012 through 2014, violated Section 204A of the Advisers Act by failing to establish, maintain, and enforce policies and procedures reasonably designed to prevent the misuse of material, nonpublic information, particularly taking into consideration the nature of Deerfield Management’s business.  The Order alleged that, as part of Deerfield Management’s research in the healthcare sector, Deerfield Management engaged third party consultants and research firms, including firms that specialized in providing “political intelligence” regarding upcoming regulatory and legislative decisions, that Deerfield Management employees based certain trading recommendations on such information, and that hedge funds advised by Deerfield Management then made those trades.  The Order required Deerfield Management to cease and desist from committing or causing any violations and any future violations of Section 204A of the Advisers Act, censured Deerfield Management and provided that Deerfield Management will pay disgorgement and interest of $811,695 and a civil money penalty of $3,946,267.

Item 5.        Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

(1)       Deerfield Mgmt

CUSIP No. 05366U100	13D/A	Page 11 of 15 Pages

Number of shares:	685,040 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Partners and Deerfield International Master Fund)

Percentage of shares: 2.15%*

(2)       Deerfield Management

Number of shares:	2,324,060 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Private Design Fund III, Deerfield Partners and Deerfield International Master Fund, and 15,931 shares underlying options held by Jonathan Leff, to the extent such options are vested)

Percentage of shares: 7.28%*

(3)       Deerfield Special Situations Fund

Number of shares: 413,611

Percentage of shares: 1.30%*

(4)       Deerfield Private Design Fund III

Number of shares: 1,623,089

Percentage of shares: 5.08%*

(5)       Deerfield Partners

Number of Shares: 119,429

Percentage of Shares: 0.37%*

(6)       Deerfield International Master Fund

Number of Shares: 152,000

Percentage of Shares: 0.48%*

(7)       Deerfield Mgmt III

Number of shares:	1,623,089 (comprised of shares held by Deerfield Private Design Fund III)

Percentage of shares: 5.08%*

(8)       Flynn

Number of shares:	2,324,060 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Partners, Deerfield International Master Fund and Deerfield Private Design Fund III, and 15,931 shares underlying options held by Jonathan Leff, to the extent such options are vested)

Percentage of shares: 7.28%*

CUSIP No. 05366U100	13D/A	Page 12 of 15 Pages

*Percentage beneficial ownership reported herein reflects 31,925,446 shares of Common Stock outstanding as of August 10, 2017, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017.

(b)

(1)        Deerfield Mgmt

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 685,040

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 685,040

(2)       Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 2,324,060

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,324,060

(3)       Deerfield Special Situations Fund

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 413,611

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 413,611

(4)       Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,623,089

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,623,089

(5)       Deerfield Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 119,429

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 119,429

(6)       Deerfield International Master Fund

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 152,000

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 152,000

CUSIP No. 05366U100	13D/A	Page 13 of 15 Pages

(7)       Deerfield Mgmt III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 685,040

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 685,040

(8)       Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 2,324,060

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,324,060

Flynn is the sole member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III and Deerfield Management. Deerfield Mgmt is the general partner, and Deerfield Management is the investment advisor, of Deerfield Special Situations Fund, Deerfield Partners and Deerfield International Master Fund. Deerfield Mgmt III is the general partner, and Deerfield Management is the investment advisor, of Deerfield Private Design Fund III.

(c) No Reporting Person has effected any transactions in the Company’s securities within the past sixty days. The changes in the percentage of Common Stock beneficially owned by each Reporting Person reflected in this Amendment have resulted solely from an increase in the number of shares of Common Stock outstanding, a change in the number of shares of Common Stock underlying the vested portion of options held by Jonathan Leff for the benefit of Deerfield Management and purchases that occurred prior to such sixty-day period.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 99.2	Power of Attorney (incorporated by reference to Exhibit 24 to a Form 3 with regard to Proteon Therapeutics, Inc. filed with the Securities and Exchange Commission on August 4, 2017 by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., and James E. Flynn).

CUSIP No. 05366U100	13D/A	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2017

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/  Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

DEERFIELD MGMT III, L.P.

By: J.E. Flynn Capital III, LLC, General Partner

By: /s/  Jonathan Isler

Name: Jonathan Isler

Title:    Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/  Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.

By: Deerfield Mgmt III, L.P., General Partner

By: J.E. Flynn Capital III, LLC, General Partner

By: /s/  Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

CUSIP No. 05366U100	13D/A	Page 15 of 15 Pages

DEERFIELD INTERNATIONAL MASTER FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:    Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-in-Fact